VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

September 22, 2006

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,

John S. Marten

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.13

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Schedule 10 – Notification of Major Interests in Shares
- Change of Director Information
- Blocklisting Six Monthly Return dated July 31, 2006
- Blocklisting Six Monthly Return dated July 31, 2006
- Return of Allotment of Shares dated August 3, 2006
- Return of Allotment of Shares dated August 10, 2006
- Return of Allotment of Shares dated August 24, 2006
- Return of Allotment of Shares dated August 31, 2006
- Return of Allotment of Shares dated August 31, 2006
- Extraordinary General Meeting
- Result of Extraordinary General Meeting
- 2006 Interim Results dated August 25, 2006
- Update of number of securities quoted on ASX dated August 1, 2006
- Update of number of securities quoted on ASX dated September 1, 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2 above

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

-

9. Class of security

Ordinary shares

10. Date of transaction

Not notified

11. Date company informed

8 August 2006

12. Total holding following this notification

No longer has a disclosable interest

13. Total percentage holding of issued class following this notification

-

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mrs W J King – 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King – Deputy Company Secretary

Date of notification

8 August 2006

Change of Director Information

1 August 2006

In accordance with Listing Rule 9.6.14, Henderson Group plc was informed that Rupert Pennant-Rea resigned as a Non-Executive Director from Globalvault Plc and its subsidiaries with effect from 31 July 2006.

For further information:

www.henderson.com or

Wendy King
Henderson Group plc
Deputy Company secretary +44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: _31 July 2006

1. Name of *applicant*:

Henderson Group Plc

2. Name of scheme

Henderson Group Sharesave Scheme

3. Period of return:

From 30 January 2006 To 31 July 2006

4. Balance under scheme from previous return:

741,226

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

-

6. Number of *securities* issued/allotted under scheme during period:

402,640

7 Balance under scheme not yet issued/allotted at end of period

338,586

8. Number and *class* of *securities* originally listed and the date of admission

266,230 – 26 July 2005

9. Total number of *securities* in issue at the end of the period

1,155,230,741

Name of contact Wendy King

Address of contact 4 Broadgate, London EC2M 2DA

Telephone number of contact 0207 818 1818

Signed by Wendy King – Deputy Company Secretary……………………..
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant Henderson Group Plc*…………………………………..

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 31 July 2006

1. Name of *applicant*:

Henderson Group Plc

2. Name of scheme

Henderson Share Incentive Plan

3. Period of return:

From 30 January 2006 To 31 July 2006

4. Balance under scheme from previous return:

647,732

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

-

6. Number of *securities* issued/allotted under scheme during period:

310,924

7 Balance under scheme not yet issued/allotted at end of period

336,808

8. Number and *class* of *securities* originally listed and the date of admission

833,770 – July 2004

9. Total number of *securities* in issue at the end of the period

1,155,230,741

Name of contact Wendy King

Address of contact 4 Broadgate, London EC2M 2DA

Telephone number of contact 0207 818 1818

Signed by ……………………………….
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* …Henderson Group plc……………..

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

File No. 82-34758

BLUEPRINT
OneWorld

88(2)

Return of Allotment of Shares

RECEIVED
2006 SEP 26 P 12:-3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,040		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 18,040
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 10 Month 08 Year 2006	Day Month Year

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	3,280		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 3,280
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	08	2006			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	6,560		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

RECEIVED 2006 SEP 26 P 12:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Company No 2072534

Shareholder details	Shares and share class allotted	
Name: THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 6,560
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

BLUEPRINT
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,400		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 3,400
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 / 08 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34,725		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 34,725
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Group plc

Extraordinary General Meeting

31 August 2006

Henderson Group plc today holds an Extraordinary General Meeting.

The script for the opening address by the Chairman is attached.

* * *

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Address by Rupert Pennant-Rea, Chairman, to the Henderson Group Extraordinary General Meeting 31 August 2006

Today you are being asked to vote on one proposal. In simple terms, the Board proposes to return approximately £200 million of surplus cash to shareholders[1] by the end of October 2006, by way of a capital reduction. The £200 million is not required by the Group for the operation of its business. In making its assessment of the level of surplus cash, the Board believes it has made prudent allowance for potential risks facing the business. These include warranties and indemnities given by the Group on past disposals, as well as other business contingencies. The Board believes this return of cash will enhance balance sheet efficiency and value to shareholders.

The return of cash is subject to approval both by shareholders and by a UK Court. As it is a special resolution, it requires that 75% of votes cast are in favour. The method we have chosen to return surplus cash is the same as the one used for the return of cash in May 2005, following the sale of the Life Services business. The Board would like to return cash in the most cost efficient and tax efficient way to shareholders and considered a number of options. On balance, the Board feels that for this return of cash, a capital reduction is the best option. We hope to ensure that holders of shares and CDIs are treated equally and that as far as possible, all holders receive cash by way of a return of capital.

All shareholders will have 22% of their shareholding cancelled on the Record Date, expected to be 13 October 2006, and will in return receive a cash payment of 78 pence per share cancelled. The A$ and NZ$ equivalents will be confirmed on the Record Date. The cancellation ratio and price are designed to ensure that a total of approximately £200 million is returned to shareholders.

To help you understand how this proposal may affect you, a calculator for shareholders has been provided on the Henderson Group website, www.henderson.com. The expected timetable outlining the effective dates for each step of this return of cash is provided in detail on page three of the Circular and is also available on the website, and I ask all shareholders to note carefully the specific timing of each step. I would like to remind you that only shareholders who are on the register at the Record Date will take part in this proposed return of cash. If any of the timings should change, we will announce the revised details through the London and Australian stock exchanges and make the updates available on the Group website.

Taking into account the capital returned in 2005 as part of the sale of Life Services and this proposed Return of Cash, the Group will have returned over £1 billion to shareholders since listing in December 2003.

As for future capital planning, we continue to prepare for the new EU regulations that are being introduced on 1 January 2007 under the Capital Requirements Directive. Although not all aspects of the rules have been finalised yet, we are not expecting an increase in our overall regulatory capital requirement. The Group also hopes to be in a position to start some prudent borrowing during 2007. As a result, we believe a further capital return of between £150 million and £200 million could be achievable next year and we will keep you informed of our progress on this subject.

[1]The term shareholder refers to holders of Henderson Group plc equity regardless of whether the equity is traded in London in the form of ordinary shares or in Australia in the form of CHESS Depositary Interests.

For further information

www.henderson.com or

Investor enquiries

Mav Wynn,	+44 (0) 20 7818 5135
Henderson Group Head of Investor Relations	investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury

Andrew Mitchell	+44 (0) 20 7251 3801

Australia – Cannings

Gloria Barton	+61 2 9252 0622

Henderson Group plc

Result of Extraordinary General Meeting

31 August 2006

In accordance with UKLA Listing Rule 9.32 and ASX Listing Rule 3.13.2, Henderson Group reports that the resolution contained in the Notice of Extraordinary General Meeting (dated 27 July 2006 and lodged with the ASX and the UKLA Document Viewing Facility) was passed by the requisite majority of shareholders.

Resolution: To approve the Return of Cash
It was resolved, as a special resolution, to approve the Return of Cash.

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	748,087,760	2,976,602	539,862	1,144,957	752,209,319
Total number of votes cast on the poll:	749,282,511	2,959,608	538,182	N/A	752,242,119

For further information

www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations +44 20 7818 5135
mav.wynn@henderson.com or investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell
+44 20 7251 3801

Australia – Cannings
Gloria Barton
+61 2 9252 0622

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England No. 2072534
ABN 30 106 988 836

File No. 82-34758

Henderson Group plc

2006 Interim Results

25 August 2006

Financial highlights

- Group operating profit before tax from *continuing operations* £46.2 million, +31% on first half 2005 (1H2005: £35.4 million).
- Group operating profit before tax from *all operations* £44.2 million, +26% on first half 2005 (1H2005: £35.1 million).
- Henderson Global Investors pre-tax profit £46.6 million, +23% on first half 2005 (1H2005: £38.0 million).
- Henderson Global Investors cost to income ratio 69.2% for first half 2006, improved from 70.6% in first half 2005.
- Total assets under management £63.1 billion at 30 June 2006 (£67.7 billion at 31 December 2005).
- Earnings per share from *continuing operations* of 3.2 pence.
- Interim dividend declared 0.88 pence per ordinary share.

Key business developments

- £2 billion net of high margin product inflows, including mutual funds, hedge funds, property funds and structured products.
- Total revenue margin 43bps (1H2005: 37bps) and management fee margin 32bps (1H2005: 28bps) on average assets under management.
- Subject to shareholder and UK Court approval, approximately £200 million surplus cash to be returned to shareholders by 24 October 2006.
- Entered new Investment Management Agreements (IMAs) with Pearl, revenue neutral with upside performance fee opportunity.
- Completed sale of Towry Law UK at a pre-tax profit of £9.5 million, 36% over book value.

Comment from Chief Executive, Roger Yates

"We have seen promising trends in business performance in the first half of this year, despite unsettled market conditions. Our strategy of focusing on specialist product areas in Henderson Global Investors has delivered good results, with £2 billion of net inflows into higher margin products such as Mutual Funds, Absolute Return funds and Property. These flows helped drive revenues and margins higher and more than offset the revenue lost from expected fund outflows from Pearl Group and our Institutional business."

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Net profit after tax from continuing operations was £37.6 million in the first half of 2006, up 32% from the first half of 2005. Net profit after tax from all operations was £35.5 million in the first half of 2006, an increase of 50% compared with the first half of 2005. The first half 2006 income tax charge for the Group included a £8.6 million charge for continuing operations and an effective tax rate of 18.6%. The effective tax rate for the Group overall (continuing and discontinued operations) was 19.7%. We expect the effective tax rate for the continuing operations to increase to the expected rate, i.e. 30%, over the medium term.

Henderson Global Investors – inflows into higher margin business

Operating profit before tax for Henderson Global Investors was £46.6 million – up 23% from £38.0 million in the first half of 2005, mainly due to increases in management and performance fee income.

Management fee income increased 14% to £108.4 million in the first half of 2006 compared to the first half of 2005, primarily as a result of improved margins and favourable equity markets. The largest contributors to this increase included Mutual, Property and Absolute Return Funds.

Transaction fee income decreased by 3% to £12.6 million in the first half of 2006. Performance fees increased by 46% to £24.2 million in the first half of 2006 and continue to come from a range of products. Absolute Return, Property and Horizon Funds were the largest contributors in the first half of 2006. Therefore, total fee income in the first half of 2006 was £145.2 million, up 16% from £124.9 million in the first half of 2005.

Continued growth in specialist product areas and expected outflows in the generalist, lower margin areas produced a more profitable product mix, with the total revenue margin for Henderson Global Investors up from 37bps in the first half of 2005 to 43bps in the first half of 2006. Management fee margins rose to 32bps on average from 28bps in the first half of 2005. Net margins increased from 11bps in the first half of 2005 to 14bps in the first half of 2006.

Investment income increased 43%, from £4.4 million in the first half of 2005 to £6.3 million in the first half of 2006, largely due to profits on seed investments.

Total operating expenses increased by 15% to £103.5 million in the first half of 2006. Savings in investment administration and other costs were offset by increases in staff expenses and IT expenditure. The increase in staff expenses was due almost entirely to variable remuneration schemes reflecting improved operational performance.

Overall, the increase in total revenue exceeded the higher costs in the first half of 2006 resulting in an improvement in the cost to income ratio from 70.6% in the first half of 2005 to 69.2% in the first half of 2006.

Total assets under management declined from £67.7 billion at the end of 2005, to £63.1 billion at the end of June 2006. This decrease in assets was due to expected outflows associated with the Virgin Money Group (£2.4 billion), the closed life books of Pearl Group (£1.5 billion) and lower margin Institutional business (£2.9 billion). The impact of these outflows on revenues and margins was more than offset by continued strong inflows into the specialist, higher margin business areas, with net inflows of £2 billion in the first half of 2006.

Pearl Group – new IMAs

The transition to the new IMAs is well in hand. The £1.5 billion outflow of Pearl Group's assets is consistent with the expected outflow associated with the run-off of the closed life books. As announced on 30 June 2006, under the new IMAs, Pearl will have greater flexibility over assets under management and this will make it more difficult for us to predict what the potential future fund flows of Pearl will be. That said, we have secured minimum payments over the next nine years regardless of asset levels and thus have certainty of revenues. We also have a realistic opportunity to earn performance fees.

Corporate office

Corporate costs were £7.0 million in the first half of 2006, down slightly from £7.2 million in the first half of 2005. As indicated previously, one-off legal and professional costs incurred in the first half of 2006 have inflated Corporate office costs in the period by £2 million. The one-off costs relate to our discussions with the Pearl Group and the potential acquisition we reviewed.

The return on Corporate cash was £6.6 million in the first half of 2006 compared to £4.6 million in the first half of 2005. This is largely due to interest earned on cash retained after the sale of the Life Services business.

Discontinued operations

Discontinued operations comprise Towry Law International, which was closed to new business in May 2004; the Life Services business, which was sold in April 2005 and Towry Law UK, which was sold in May 2006. The £2.0 million loss before tax from discontinued operations consists mainly of the profit on disposal of Towry Law UK (£9.5 million, a significant premium to book value) offset by the crystallisation of warranty claims under the sale agreement for the Life Services business (£11.7 million).

We announced a number of payment schemes in May 2006 in relation to legacy product issues in Towry Law International. These schemes are proceeding satisfactorily and the provisions set aside for this purpose remain adequate in the view of the Board.

Pensions

In conjunction with the planned return of approximately £200 million surplus capital, Henderson Group agreed with its Pension Scheme Trustees to contribute £80 million, in excess of regular contributions, over the next two years towards the Scheme's deficit, to strengthen its mortality provisions and to re-orientate the Scheme's investment strategy to a liability driven investment approach. The additional contribution will be made in three instalments: £40 million (which was provided for under IAS principles on the 31 December 2005 balance sheet) will be paid in October 2006, and £20 million in October 2007 and 2008 respectively. As previously announced, most of the Towry Law UK sale proceeds have been earmarked to fund the balance of the additional contributions.

Balance sheet and liquidity

The balance sheet remains strong with Group net assets at 30 June 2006 of £681 million. Subject to shareholder and UK Court approval, surplus cash of approximately £200 million will be returned to shareholders during October 2006.

Dividend

Our policy is to pay a sustainable flow of dividends out of operating profits, whilst maintaining dividend cover of approximately 2x. The Directors have declared a dividend in respect of the six months ended 30 June 2006 of 0.88 pence per ordinary share (2005: £nil). We plan to pay the dividend on 24 October 2006 to shareholders on the register on 13 October 2006, together with the proposed return of cash payment.

Outlook for full year 2006/2007

We expect to add further assets in our higher margin product areas of Mutual Funds, Absolute Return Funds and Property, although at a slower rate than in the first half, given the phasing of product launches and more unsettled markets in recent months. As regards outflows from Pearl and our Institutional business, the trend is harder to predict. Given the freedom of movement of assets available to Pearl, it is possible that outflows here could accelerate, although this would not impact on revenues which are secured. Institutional outflows are gradually starting to subside, although we still expect a further outflow in the second half. Importantly, however, sales of higher margin products to Institutional clients remain positive. The outflow from Virgin Money, foreshadowed at the time of the sale of that business, will not recur.

In the longer term, fund flows are driven by investment performance and here the picture is generally positive but is still short of where we would like it to be. In general, performance is strongest in the higher margin product areas, including Mutual Funds, Property and Absolute Return Funds. However, core institutional performance has not yet improved markedly, notwithstanding the new investment hires made in the last 18 months. More encouraging, however, is the positive consultant and client reaction to those hires.

As regards profitability, the emphasis on high margin products is driving revenues and profitability in the right direction – hence the 1.4% improvement in the Henderson Global Investors cost to income ratio in the first half compared to the first half of 2005. For the full year we can improve further on this and expect not to exceed a 73% cost to income ratio compared to 75.5% in 2005. For 2007 we believe that a 70% cost to income ratio is achievable through further revenue growth and careful control of costs.

On capital planning, we aim to complete the return of approximately £200 million to shareholders by the end of October this year. The return on Corporate cash should fall correspondingly in the second half of 2006. Our initial analysis suggests that a further return of £150 million to £200 million could be possible in 2007 with the introduction of a prudent level of gearing to the balance sheet, which we are examining in conjunction with the implementation of the new Capital Requirements Directive expected in early 2007.

Overall, the business is on the right track with good momentum in key high margin areas, further opportunities to improve profitability and scope to provide a further capital return to shareholders next year. All of this remains subject, of course, to benign market conditions.

* * *

This interim results announcement does not constitute the Interim Statement 2006 for the half year ended 30 June 2006. The Interim Statement will be published in the Financial Times in the UK on 29 August 2006. The ASX Appendix 4D, Announcement of 2006 Interim Results, was released today on both the Australian and London Stock Exchanges.

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

For further detail on the 2006 Interim Results, please see the ASX Appendix 4D lodged together with this stock exchange announcement.

Details of market briefings: Friday 25 August

Australia – 5.00pm (Sydney time) / 8.00am (London time)

For a telephone link to the briefing dial one of the numbers below from 4.45pm (Sydney time), for a 5.00pm start.

From

Australia	1800 9889 41 (free call)
United Kingdom	0500 5510 77 (free call)
All other countries	+44 20 7162 0025 (this is not a free call)
Replay number	+44 20 7031 4064 Pass code: 714315

United Kingdom – 10.30am (London time), 7.30pm (Sydney time)

For a telephone link to the briefing dial one of the numbers below from 10.15am (London time), for a 10.30am start.

From

United Kingdom	0500 5510 88 (free call)
All other countries	+44 20 7162 0125 (this is not a free call)
Replay number	+44 20 7031 4064 Pass code: 714316

Alternatively you can listen to a live audiocast of the briefing. To listen to the briefing go to www.hendersongroupplc.com and click on the relevant link on the homepage.

* * *

Notes to editors

About Henderson Group plc

Henderson Group plc is headquartered in London and listed on the London and Australian Stock Exchanges. It is a member of both the FTSE 250 and the ASX 200 indices. Henderson Group consists of a Corporate office and Henderson Global Investors, a leading European based investment manager with £63.1 billion assets under management. The focus of the Group is to build the asset management operations into a more profitable and valuable business.

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.

Further information

www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations +44 20 7818 5135
mav.wynn@henderson.com or investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury
Andrew Mitchell
+44 20 7251 3801

Australia – Cannings
Gloria Barton
+61 2 9252 0622 or
+61 4 1352 0603

Henderson Group plc

Update of number of securities quoted on ASX

1 August 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during July 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	645,237,730 At 30 June 2006 5,441,229 Net transfers 650,678,959 At 31 July 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	650,678,959	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,155,230,741	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 August 2006
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Henderson Group plc

Update of number of securities quoted on ASX

1 September 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during August 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	650,678,959 At 31 July 2006 (215,029) Net transfers 650,463,930 At 31 August 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	650,463,930	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,155,262,021	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (~~Director~~/Deputy Company secretary) Date: 1 September 2006..........

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.